1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

December 27, 2023

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a letter dated November 9, 2023 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2023 on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

1.	Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response:             The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

2.	Comment: Cover Page. Please review Form N-2 Item 2(2) and 2(3) and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Response:             The Fund respectfully notes that this disclosure is not applicable.

Ms. Larkin December 27, 2023 Page 2

3.	Comment: Cover Page. In the fifth bullet point, please replace, “Our distributions may be funded” with, “The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as . . . .”

Response:             The Fund has revised the disclosure accordingly.

4.	Comment: Cover Page. Please add the following bullet points:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

Response:             The Fund has revised the disclosure accordingly.

5.	Comment: Portfolio Debt Securities. Disclosure states that the Fund will invest in “unregistered private funds.” Please tell us how much the Fund will invest in hedge funds and/or private equity funds (including collateralized fund obligations (CFOs), if relevant) that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. We may have additional comments after reviewing your response.

Response:             The Fund acknowledges the comment. The Fund notes that the disclosure regarding the Fund’s limitation on investments in such private funds is included under “BUSINESS – Investment Objectives, Strategies, and Policies - Non-Fundamental Investment Restriction.” The Fund has revised the disclosure in response to this comment to include CFOs.

6.	Comment: Portfolio Debt Securities. Disclosure states that the Fund will invest in “similar investment vehicles and companies, and sponsors of such vehicles.” Please specify what such vehicles and companies are.

Response:             The Fund has revised the disclosure accordingly.

7.	Comment: Strategic Credit. Disclosure states that the Fund will invest in “other credit instruments.” Please specify what such instruments are.

Response:             The Fund has revised the disclosure accordingly.

Ms. Larkin December 27, 2023 Page 3

8.	Comment: Our Structure and Initial Portfolio Contribution Transaction. Disclosure refers to the reorganization of a predecessor fund with and into the Fund. Please provide additional information related to the reorganization, including (i) whether the predecessor fund and the Fund are affiliates, and (ii) whether any exemptive relief is required in order to effect the reorganization.

Response:             The Fund notes that the predecessor fund and the Fund were affiliates prior to the predecessor fund’s reorganization with and into the Fund. The Fund further notes that the reorganization occurred prior to the Fund’s registration under the 1940 Act and no exemptive relief is required.

9.	Comment: Financing Strategy. In the first paragraph, disclosure refers to the possibility that the Fund will issue preferred shares. Please confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses).

Response:             The Fund intends to issue preferred shares within one year of the commencement of operations; however, the Fund does not intend to issue any such preferred shares under the Registration Statement. The Fund has revised the disclosure accordingly.

10.	Comment: Repurchase Risks. Disclosure states, “Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made in the month following that of the Valuation Date.” The tender offer rules require that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please delete this disclosure or revise it. Please also delete or revise similar disclosure that appears elsewhere in the registration statement, e.g., page 74 in the section titled, “Repurchase Risks.”

Response:             The Fund respectfully disagrees with the Staff’s comment and its analysis of the tender offer rules. For business reasons, the Fund now intends to operate as an interval fund, and the Fund’s repurchases will comply with Rule 23c-3 under the 1940 Act. The Fund has revised its disclosure in accordance with this change.

11.	Comment: Repurchases of Shares by the Fund. In the third paragraph, disclosure states that the Fund has the right to repurchase a shareholder’s Shares if the Fund determines that the repurchase is in the best interest of the Fund. Please clarify, as you do in the Statement of Additional Information, that repurchases are subject to the requirements of the 1940 Act, including rule 23c-2 of the 1940 Act.

Response:             The Fund has revised the disclosure accordingly.

Ms. Larkin December 27, 2023 Page 4

12.	Comment: Senior Securities. Please confirm that the Fund will add disclosure regarding the effects of leverage, in accordance with the instructions to Item 8.3.b. of Form N-2.

Response:             The Fund has revised the disclosure accordingly.

13.	Comment: Investment Objectives, Strategies, and Policies. Please state whether the Fund’s investment objectives may be changed without a vote of the holders of a majority of voting securities. See Item 8.2.a. of Form N-2.

Response:             The Fund has revised its disclosures to clarify that the Fund’s investment objectives and investment policies and strategies described in the Fund’s Prospectus, except for the eight investment restrictions designated as fundamental policies, are not fundamental and may be changed by the board of trustees without shareholder approval.

14.	Comment: Investment Objectives, Strategies, and Policies. Please describe policies, including fundamental policies, that cannot be changed without a shareholder vote. See Item 8.2.a. of Form N-2.

Response:             A description of the Fund’s fundamental policies (which are its only policies that cannot be changed without a shareholder vote) is included in the Fund’s Statement of Additional Information under “INVESTMENT OBJECTIVE AND POLICIES – Fundamental Policies”. The Fund copied this disclosure to the Prospectus in response to this comment.

15.	Comment: Related Historical Performance. Please revise the heading to state, “Historical Performance Data of the Adviser.”

Response:             The Fund has revised the disclosure accordingly.

16.	Comment: Related Historical Performance. Disclosure states that the Adviser is a subsidiary of Eagle Point Credit Management, the investment adviser to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund, including Eagle Point Core Income Fund and Eagle Point Enhanced Income Fund. Please tell us whether the Adviser and Eagle Point Credit Management are affiliates. If yes, please tell us whether the Adviser and Eagle Point Credit Management have in common virtually all of their investment professionals. See GE Funds (pub. avail. Feb. 7, 1997).

Response:             The Fund confirms that the Adviser and Eagle Point Credit Management are affiliates and have in common virtually all of their investment professionals.

Ms. Larkin December 27, 2023 Page 5

17.	Comment: Related Historical Performance. The Fund’s use of partial accounts, also known as “sleeves,” in this prior performance presentation may be materially misleading. For example, Portfolio Debt Securities, which is a sleeve, may have been managed differently than the full account, thus potentially causing investor confusion about the relevance of such sleeve’s performance. Please delete all references to sleeves and the accompanying performance information, or explain how the disclosure of partial account performance is consistent with existing staff positions (e.g., Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Response:             The Fund respectfully notes that the performance included in the “Related Historical Performance” section of the Fund’s prospectus does not reflect partial accounts. The reference to “sleeves” relates to accounts that follow the same strategy as sleeves of the Fund’s investment strategy. The Fund’s investment strategy is made up of four investment strategy sleeves: (i) Portfolio Debt Securities; (ii) Strategic Credit; (iii) CLO Equity; and (iv) CLO Debt, each as described in the Registration Statement. The Fund is showing composites of all funds and accounts that pursue each of these applicable strategies. For the avoidance of doubt, these composites do not include partial accounts. The Fund has clarified its disclosure in response to this comment.

18.	Comment: Related Historical Performance. In this section, please change “EP Accounts” to “EP Enhanced Income Accounts.”

Response:             The Fund respectfully notes that “EP Enhanced Income Accounts” are a subset of “EP Accounts”. For this reason, the Fund respectfully declines to make any changes in response to this comment.

19.	Comment: Related Historical Performance. The table must be presented either (1) net of all actual fees/expenses, including sales loads relating to the accounts, or (2) adjusted to reflect all of the Fund’s expenses listed in the Fund’s fee table, including sales load. Performance figures are not required to be presented net of custodial fees, if any. See Investment Company Institute (pub. avail. Aug. 24, 1987). If custodial fees are not deducted, the Fund should disclose that prior performance is shown net of all fees/expenses except for custodial fees. If the actual fees/expenses of the accounts are lower than the Fund’s fees/expenses, disclosure should state that the use of the Fund’s expense structure would have lowered the performance results. Please revise accordingly.

Response:             The Fund respectfully notes that the table is presented net of all fees and expenses applicable to the EP Accounts. The Fund respectfully notes that the requested disclosure was included in the Fund’s prospectus in bold (reproduced below in bold). For this reason, no changes were made in response to this comment.

The table presents returns for EP Accounts net of all fees applicable to the EP Accounts, which do not reflect the deduction of any sales load or the fees and expenses specific to the Fund (such as the Fund’s organizational and offering expenses). If the performance for the EP Accounts had been adjusted to reflect the fees and expenses and maximum sales load applicable to the Fund, returns would have been lower than those shown.

Ms. Larkin December 27, 2023 Page 6

20.	Comment: Related Historical Performance. Please tell us supplementally why the differences identified in the fifth paragraph do not change the conclusion that the accounts and the Fund are substantially similar.

Response:             The Fund notes that the Fund and the EP Accounts are dynamically managed and their allocations to various asset classes and securities and their utilization of leverage will change as market conditions warrant. The Fund confirms that such dynamic allocations and utilization of leverage are consistent with the Fund’s investment strategy and the requirements imposed by the 1940 Act. Furthermore, the investment objectives, policies and strategies of the EP Accounts are substantially similar to the Fund’s strategy and/or its applicable investment strategy sleeves. The Fund will also likely invest in many of the same securities as the EP Accounts, in reliance upon available co-investment relief and no-action guidance from the SEC Staff1, which will lead to substantial portfolio overlap. The Fund notes that the Fund’s direct leverage is generally expected to be higher than the EP Accounts but remain within required limits per the 1940 Act. The Fund also believes that the performance data provided under this section of the Prospectus is beneficial to investors and provides a helpful comparison for their review of the Fund.

21.	Comment: Related Historical Performance. Please confirm that the composite performance deducts the highest fee charged to any account during the performance period.

Response:             As disclosed in the Registration Statement, composite performance is net of all fees applicable to the EP Accounts.

22.	Comment: Related Historical Performance. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years. Please revise accordingly.

Response:             The Fund has revised the disclosure accordingly.

23.	Comment: Related Historical Performance. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:             The Fund confirms that it has the necessary records.

24.	Comment: We are subject to risks associated with our wholly-owned subsidiaries. Disclosure states that the Fund may invest indirectly through wholly-owned subsidiaries (a “Subsidiary”). Please respond to the following comments:

•	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response:        The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

[1]	See e.g., MassMutual no-action letter (June 7, 2000).

Ms. Larkin December 27, 2023 Page 7

•	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

Response:       The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

•	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the entity’s debt as its own for purposes of section 18.

Response:        The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

•	Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response:       The Fund acknowledges the Staff’s comments and notes that it does not expect that any Subsidiary entity will be party to a separate investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund does not currently intend to create or acquire primary control of any Subsidiary other than Subsidiaries that are wholly owned by the Fund. The Fund confirms that the Fund’s Investment Advisory Agreement will govern all wholly owned Subsidiary entities and their assets. In the event that the Fund primarily controls a Subsidiary that is not covered by the Fund’s Investment Advisory Agreement, the Fund undertakes to file any investment advisory agreement to which such Subsidiary is a party. The Fund respectfully submits that no disclosure revision or exhibit filing is necessary in response to this comment.

•	Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the entity.

Response:       The Fund respectfully submits that any Subsidiary will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

Ms. Larkin December 27, 2023 Page 8

•	Confirm to us that (a) if a Subsidiary is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act.

Response:       The Fund confirms that: (a) the Subsidiary, if organized and operating outside the United States, its board of directors will agree to designate an agent for service of process in the United States; and (b) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

•	Explain to us whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response:       The Fund confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund.

•	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:       The Fund confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

•	Confirm to us that any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the management fee line item of the Fund’s fee table and the wholly-owned Subsidiary’s expenses will be included in the other expenses line item of the Fund’s fee table.

Response:       The Fund confirms that for any Subsidiary that is wholly-owned, the Fund undertakes to include the Subsidiary’s management fee (including any performance fee), if any, in the management fee line item of the Fund’s fee table and the wholly-owned Subsidiary’s expenses in the other expenses line item of the Fund’s fee table.

Ms. Larkin December 27, 2023 Page 9

•	Disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.[2]

Response:       The Fund does not presently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

25.	Comment: Incentive Fee. Disclosure states, “Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments payment-in-kind (“PIK”) interest and zero-coupon securities), accrued income that we have not yet received in cash.” Please add disclosure in the strategies section regarding investments in PIK and OID securities. Please also disclose the risks presented by investments in PIK and OID securities, including:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

•	Use of PIK and OID securities may provide certain benefits to the fund’s adviser including increasing management fees and incentive compensation. Only include the reference to incentive compensation if the fund charges an incentive fee.

Response:             The Fund has revised the disclosure accordingly.

26.	Comment: Control Persons. Please state the name, address, and percentage of ownership of each person who owns 5% or more of the Fund’s outstanding securities. See Item 19.2. of Form N-2.

Response:             The Fund has revised the disclosure accordingly.

[2]	A primarily controlled entity is an entity that the Fund controls as defined in section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

Ms. Larkin December 27, 2023 Page 10

27.	Comment: Repurchases of Shares. Please disclose that the Fund will pay cash no later than 5 business days after the expiration of the offer.

Response:             The Fund respectfully disagrees with the Staff’s comment and its analysis of the tender offer rules. For business reasons, the Fund now intends to operate as an interval fund, and the Fund’s repurchases will comply with Rule 23c-3 under the 1940 Act. The Fund has revised its disclosure in accordance with this change.

28.	Comment: Plan of Distribution. The last paragraph states that the Fund has agreed to indemnify the Dealer Manager against certain liabilities, including under the Securities Act. If applicable, please describe provisions under the 1940 Act, as well. See Item 5.4. of Form N-2.

Response:             The Fund has revised the disclosure accordingly.

Statement of Additional Information

29.	Comment: Fundamental Policies. With respect to investment restriction 7, please add “or group of industries” after “in any particular industry.” See Item 8.2.b(2) of Form N-2.

Response:             The Fund has revised the disclosure accordingly.

30.	Comment: Fundamental Policies. In the last sentence of the second paragraph, disclosure states, “To the extent a pooled investment vehicle in which the Fund invests has adopted an 80% policy that indicates investment in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.” Please revise the sentence to state, “The Fund will consider the investments of its underlying pooled investment vehicles when determining the Fund’s compliance with its own concentration policies.”

Response:             The Fund has revised the disclosure accordingly.

Part C

31.	Comment: Exhibit Index – Amended and Restated Declaration of Trust. Article III, sections 3.1 and 3.11 describe certain fiduciary duties of the Fund’s Trustees. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with standard set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser, principal underwriter are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to the Declaration of Trust to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:             The Fund acknowledges the comment and intends to revise the Fund’s Declaration of Trust at the next regularly scheduled meeting of the Fund’s Board of Trustees.

Ms. Larkin December 27, 2023 Page 11

32.	Comment: Exhibit Index – Amended and Restated Declaration of Trust. Article VI, section 6.11 describes certain requirements—albeit not applicable to any claims brought under federal securities laws—related to derivative actions, such as (1) a pre-suit demand, (2) that shareholders holding at least 50% of the shares of the Trust must join in the request, (3) that the Board is given a reasonable amount of time to consider and investigate the request, and (4) that the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for certain expenses. Please disclose provisions 1-4 in an appropriate location in the prospectus including that the provisions do not apply to claims arising under the federal securities laws.

Response:             The Fund has revised the disclosure accordingly.

33.	Comment: Exhibit Index – Amended and Restated Declaration of Trust. Article XII, section 12.4 includes provisions regarding an exclusive state forum, an exclusive federal forum, and waiver of a jury trial.

•	Regarding the exclusive state forum, please disclose the provision in an appropriate location in the prospectus and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). Please also disclose that the provision does not apply to claims arising under the federal securities laws.

•	Regarding the exclusive federal forum provision. Please disclose the provision in an appropriate location in the prospectus and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

•	Regarding the jury trial provision, please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response:             The Fund has revised the disclosure accordingly.

34.	Comment: Exhibit Index – Amended and Restated Declaration of Trust. Please ensure that all changes made in response to the comments here align with the disclosure in the section titled, “Action by Shareholders” on page 93 of the prospectus. For example, the disclosure in that section states that the By-Laws, as opposed to the Declaration of Trust, provide that shareholders waive any and all right to a jury trial.

Response:             The Fund has revised the disclosure accordingly.

Ms. Larkin December 27, 2023 Page 12

35.	Comment: Item 31. Business and Other Connections of Investment Adviser. Disclosure incorporates by reference the investment adviser’s Form ADV. Please add a hyperlink for the form. See 17 CFR § 270.0-4 (requiring an active hyperlink to information incorporated by reference into a registration statement).

Response:             The Fund has revised the disclosure accordingly.

36.	Comment: Item 34. Undertakings. Please add the required undertaking in Item 34.6 or explain why it is not necessary. See Item 34.6 of Form N-2.

Response:             The Fund has revised the disclosure accordingly.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Jonathan H. Gaines, Dechert LLP